March 26, 2019

Anthony McKiernan
Chief Financial Officer
MBIA INC
1 Manhattan Road
Suite 300
Purchase, NY 10577

       Re: MBIA INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-09583

Dear Mr. McKiernan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance